UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building Abba Hushi Avenue

P.O. Box 1271

Isfiya, 3009000, Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Form 6-K is being incorporated by reference into Check-Cap Ltd.’s Registration Statements on Form F-3 (File No. 333-211065, 333-225789 and 333-262401) and Form S-8 (File No. 333-203384, 333-226490 and 333-259666) filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Appointment of Active Chairman

Effective November 10, 2024, the Board of Directors (the “Board”) of Check-Cap Ltd. (the “Company”) designated David Lontini as Active Chairman of the Board (“Active Chairman”) under the Company’s Board Compensation Policy. Mr. Lontini has been a director of the Company since January 25, 2024, and has served as Chairman of the Board since July 16, 2024.

An “Active Chairman” is a Chairman of the Board who has been declared as such in view of his increased involvement in the Company’s activities and increased time investment in the performance of such position compared to other members of the Board. As a result of recent management changes, Mr. Lontini has taken an increasingly active role in managing the business and affairs of the Company.

Pursuant to the Company’s Board Compensation Policy, Mr. Lontini, in his capacity as Active Chairman of the Board, is entitled to compensation of up to two (2) times each of the cash and equity and other compensation and benefits to which the other directors are entitled in their capacity as directors of the Company.

Resignation of Interim Chief Executive Officer

On October 11, 2024, the Board accepted the resignation of Justin Karr as Interim Chief Executive Officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

Date: December 3, 2024	By:	/s/ David Lontini
		Name:	David Lontini
		Title:	Board Chair, Check-Cap Ltd.

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